FIRST POINT MINERALS CORP.

FINANCIAL STATEMENTS

SECOND QUARTER 2004

August 25, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of First Point Minerals Corp. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

FIRST POINT MINERALS CORP.

CONSOLIDATED BALANCE SHEETS
June 30, 2004 and December 31, 2003

ASSETS
		June 30	December 31
		2004	2003
		(Unaudited)	(Audited)
CURRENT
Cash		$789,331	$1,869,354
Accounts and advances receivable		64,514	30,339
Prepaid expenses and deposits		30,213	33,571

		884,058	1,933,264

FUNDS IN TRUST		61,246	61,246
INVESTMENT	(Note 3)	864,073	-
CAPITAL ASSETS	(Note 4)	32,728	31,086
MINERAL PROPERTIES	(Note 5)	2,975,073	3,348,973

		4,817,178	5,374,569

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		56,447	16,784

SHAREHOLDERS' EQUITY

SHARE CAPITAL	(Note 6)	10,243,150	10,114,236
CONTRIBUTED SURPLUS		309,438	278,697
DEFICIT		(5,791,857)	(5,035,148)

		4,760,731	5,357,785

		$4 ,817,178	$5,374,569

APPROVED BY THE DIRECTORS

/s/ Peter M.D. Bradshaw	/s/ Robert A. Watts
Director	Director

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited, prepared by management)

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30

	Three Months		Six Months
	Ended June 30		Ended June 30
	2004	2003	2004	2003

EXPENSES
Accounting, legal and audit	$2,814	$2,322	$3,287	$19,560
Amortization	2,354	2,595	4,308	4,223
Communications	808	919	1,849	1,633
Management fees	23,500	8,800	39,500	18,400
Office and administration	2,910	(1,883)	10,109	1,335
Rent	5,894	4,254	11,055	8,507
Stock-based compensation	28,140	-	30,741	-
Travel and promotion	15,565	15,721	29,938	28,478
Trust and filing fees	15,503	17,441	27,327	23,081
Wages and benefits	2,723	10,965	25,022	20,422
General exploration	56,484	91,093	232,743	155,130

LOSS BEFORE OTHER ITEMS	156,695	152,227	415,879	264,691

OTHER ITEMS:
Interest income	(6,536)	(4,578)	(15,049)	(9,639)
Loss/(gain) on foreign exchange	(6,199)	6,412	(5,337)	1,217
Loss on disposal of mineral
property (Note 5)	-	-	361,216	-

NET LOSS FOR THE PERIOD	143,960	154,061	756,709	256,269
DEFICIT, BEGINNING OF PERIOD	5,647,897	4,267,060	5,035,148	4,164,852

DEFICIT, END OF PERIOD	$5,791,857	$4,421,121	$5,791,857	$4,421,121

LOSS PER SHARE	$(0 .00)	$(0.01)	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING	31,257,850	23,636,987	31,203,674	23,456,987

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

Consolidated statements of changes in cash position
(Unaudited, prepared by management)

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30

	Three Months		Six Months
	Ended June 30		Ended June 30
	2004	2003	2004	2003

CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net loss for the period	$(143,960)	$(154,061)	$(756,709)	$(256,269)
Add items not involving cash
Amortization	1,333	2,595	30,741	4,223
Stock-based compensation	28,140	-	3,287	-
Disposal of mineral
property (Note 5)	-	-	1,136,636	-

	(114,487)	(151,466)	413,955	(252,046)
CHANGES IN NON-CASH WORKING
CAPITAL COMPONENTS:
Accounts receivable	(35,111)	(22,373)	(34,175)	(301)
Prepaid expenses	13,286	2,981	3,358	12,243
Accounts payable and accrued
liabilities	(102,178)	69,772	39,663	80,148

	(238,490)	(101,086)	422,801	(159,956)

FINANCING ACTIVITIES *
Common shares issued for cash	-	77,460	26,414	236,210

INVESTING ACTIVITIES *
Equity in development company	-	-	(864,073)	-
Mineral Exploration	(382,176)	(110,366)	(660,236)	(425,827)
Purchase of capital assets	(1,934)	(929)	(4,929)	(6,533)

	(384,110)	(111,295)	(1,529,238)	(432,360)

NET CASH (USED) DURING PERIOD	(622,600)	(134,921)	(1,080,023)	(356,106)
CASH, BEGINNING OF PERIOD	1,411,931	725,148	1,869,354	946,333

CASH, END OF PERIOD	$789,331	$90,227	$789,331	$590,227

· Supplemental Disclosure of non---cash financing and investing activitiess

During the Second quarter of 2004, the Company issued 500,000 (2003 – nil) common shares at an aggregate value of $102,500 (2003 – nil) in connection with mineral property acquisition agreements

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)

June 30, 2004 and 2003

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the Alberta Business Corporations Act and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. At the date of the financial statements, the Company has not identified a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

These unaudited interim financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. The financial statements have not been audited, reviewed or otherwise verified as to the accuracy or completeness of information. Readers are cautioned that these statements may not be appropriate for their purposes.

	June 30, 2004	December 31, 2003

Deficit	$(5,791,857)	$(5,035,148)
Working Capital	$827,611	$1,916,480

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying unaudited interim financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada on a basis consistent with those outlined in the Company's audited financial statements for the year ended December 31, 2003. They do not include all of the information and disclosures required by Canadian GAAP for audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These unaudited interim financial statements should be read in conjunction with the most recent audited annual financial statements of the Company, including the notes thereto.

The Company has not changed any of its existing accounting policies, nor has it adopted any new accounting policies since its last fiscal year end.

Stock-Based Compensation

The Company records compensation associated with stock options granted to directors, officers, employees and consultants using a fair value measured basis and records the expense as the options vest with the recipients.

Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)

3.	INVESTMENT

The Company entered into an agreement (the "Shareholder Agreement") effective January 16, 2004 with a Michigan limited liability company, Menominee River Exploration Co., LLC ("MREC") and seven individuals, being the owners of MREC (the "Initial US Investors"). Pursuant to the terms of the Shareholder Agreement, MREC and the Company transferred MREC's Back Forty project in Michigan and First Point's Cedros Property in Honduras to a new company, Aquila Resources Corp. ("Aquila"). In addition, First Point agreed to provide the management services needed to take Aquila public on a Canadian stock exchange and to use its best efforts to arrange for certain funds to be raised for Aquila.

As consideration for the foregoing transactions, First Point was to receive 2,215,569 Aquila common shares, of which 1,000,000 shares have been issued and are held in a special escrow account pending the Honduran government completing transfer of title to the Cedros property to Aquila. The balance of the shares, being 1,215,569 shares, will be issued to First Point following the completion of Aquila's Initial Public Offering, at which time Aquila will be listed for trading on a Canadian stock exchange. First Point also purchased 253,209 common shares of Aquila at $0.35 per share. Concurrently, the Initial US Investors purchased 889,649 common shares of Aquila at the same price. Subsequently, Aquila completed a small private placement in which certain investors purchased an additional 565,321 common shares. As a result of the foregoing transactions, at the end of the second quarter, the Company owned or held conditional rights to an aggregate of 2,468,778 shares of Aquila having a deemed value (at $0.35 per share) of $864,073, representing an ownership interest in Aquila of 21.1%.

4.	EQUIPMENT

		June 30, 2004		December 31, 2003
		Accumulated
	Cost	Amortization	Net Book Value	Net Book Value
	$	$	$	$
Computers	37,355	25,382	11,973	12,724
Office furniture and equipment	74,347	53,592	20,755	18,362

	111,702	78,974	32,728	31,086

5.	MINERAL PROPERTIES

HONDURAS

Cacamuya Property

The Company acquired an option in July 1999 to purchase a 60% interest in the Cacamuya Property in southern Honduras from Minera Battle Mountain Gold Company ("BMG"). BMG has subsequently become a wholly- owned subsidiary of Newmont Gold Company.

To earn its interest, the Company was required to incur US$1,000,000 in exploration expenditures (completed) and to issue 700,000 common shares to BMG by July 2004. Of these, 200,000 shares had been issued as at March 31, 2004, and the remaining 500,000 were issued to BMG in June 2004. BMG retains a 0.6% NSR royalty interest in the property.

The Company also has an option to earn the remaining 40% interest in this property from a wholly-owned Honduran subsidiary of Breakwater Resources Ltd. by issuing 500,000 common shares at such time as the Honduran government enacts the regulations to the new Honduran mining code and converts title to the property. Breakwater Resources will retain a sliding scale royalty of 0.4% of the gross sale proceeds starting at US$325

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)

5.	MINERAL PROPERTIES (Continued)

HONDURAS (Continued)

per ounce of gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400 per ounce of gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25 per ounce of silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00 per ounce of silver for all silver production.

Cedros Property

As part of the Shareholder Agreement (see note 3), the Company agreed to transfer its Cedros zinc-silver property in Honduras to Aquila in return for 2,215,569 Aquila common shares. The carrying value of the Cedros property was $1,136,636. The Company placed a deemed value of $775,420 on the Aquila shares issuable in consideration for the transfer of the Cedros property and accordingly, has recorded a loss of $361,216 on the disposal of the Cedros property.

Guayape Property

Late in the first quarter of 2004, the Company acquired an exploration concession from the Honduran government covering the Guayape Property. A total of $4,791 in deferred exploration expenditures were incurred on this concession in the second quarter (being an aggregate of $7,935 since the project was acquired in the first quarter).

NICARAGUA

Rio Luna Property

In December 2002, the Company entered into an option agreement to acquire a 100% interest in the Rio Luna Property from Novaterra Resources Inc. ("NRI") and Inversiones de Terra Nova S.A. ("Intersa"), a subsidiary of NRI. To keep the option agreement in good standing the Company must make a cash payment to NRI of US$10,000 prior to or on the second anniversary date of the option agreement and must issue an additional 60,000 common shares of the Company to NRI prior to or on the third anniversary date. Expenditures on this project during the quarter totalled $352,724 (2003 - $60,007). Expenditures for the half year totalled $597,692 (2003 - $84,597).

EL SALVADOR, HONDURAS, NICARAGUA

Exploration and Property Option Agreement

In February 2003, the Company entered into an exploration and property option agreement with BHP Billiton World Exploration Inc. ("BHPBilliton") whereby the parties agreed to complete a US$200,000 exploration program in El Salvador, Honduras and Nicaragua (the "Target Area") to explore for copper-gold deposits, with the Company as operator of the program. BHPBilliton subscribed to a private placement of First Point units at $0.42 per unit, being the equivalent of US$50,000, and contributed an additional US$50,000 in cash to the exploration budget. The Company contributed an aggregate of US$150,000 to the exploration budget.

Cumulative expenditures reached US$200,000 late in the first quarter of 2004. The parties have agreed to fund additional expenditures on a 50/50 basis, up to a maximum of US$243,066. Cumulative expenditures from project inception to the end of the second quarter of 2004 are US$234,926, exclusive of a 7.5% management fee the Company is entitled to receive for managing the exploration program.

Until such time as a property has been acquired, all expenditures incurred under this agreement are being expensed.

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)

5.	MINERAL PROPERTIES (Continued)

EL SALVADOR, HONDURAS, NICARAGUA (Continued)

Exploration and Property Option Agreement (Continued)

The properties currently controlled by the Company in Honduras and Nicaragua are excluded from the agreement with BHPBilliton. In addition, any copper-gold deposit identified pursuant to this agreement, unless the copper constitutes more than 25% of the economic value of the deposit, will belong 100% to the Company, and BHPBilliton will have no interest in such deposit.

6.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of
	Common
	Shares	$
Common shares:
Issued at December 31, 2002	22,839,954	8,015,161

Private placements (1)	6,178,000	1,510,260
Warrants exercised	1,950,000	557,950
Shares issued for a prepaid expense	30,500	10,065
Options exercised	50,000	16,000
Mineral property acquisition	15,000	4,800
	8,223,500	2,099,075

Issued at December 31, 2003	31,063,454	10,114,236

Warrants exercised	90,000	26,414
Mineral property acquisition	500,000	102,500

Issued at June 30, 2004	31,653,454	10,243,150

(1) net of share issue costs of $64,500

a)	Stock options:

The Company has an incentive stock option plan that conforms to the requirements of the TSX Venture Exchange and that has been approved by the shareholders. Options to purchase common shares have been granted to directors, officers, employees and consultants of the Company at exercise prices determined by the market value of the common shares on the date of the grant. A summary of the options outstanding at June 30, 2004 follows:

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)

6.	SHARE CAPITAL (continued)

a)	Stock options (continued)

	Exercise Price
Number		Expiry
Outstanding	$	Date
50 ,000	0.32	August 1, 2004
620,000	0.39	December 27, 2004
50,000	0.55	April 30, 2005
315,000	0.50	June 27, 2005
75,000	0.19	Januar y 16, 2007
305,000	0.20	Januar y 22, 2007
50,000	0.53	June 4, 2007
460,000	0.55	June 27, 2007
150,000	0.34	November 4, 2008
710,000	0.35	December 12, 2008
40,000	0.33	Februar y 1, 2009
175,000	0.20	April 15, 2009

3 ,000,000

	Weighted-Average	Number	Weighted-Average
	Exercise Price	of Options	Contractual
			Remaining Life

Balance, December 31, 2002	0.41	2,274,000	3.03

Granted	0.36	910,000
Exercised	0.53	(50,000)
Cancelled	0.20	(100,000)

Balance, December 31, 2003	0.395	3,034,000	2.80

Granted	0.33	40,000
	0.20	175,000
Expired	0.45	(199,000)
	0.53	(50,000)

Balance, June 30, 2004	0.382	3,000,000	2.69

The fair value of options reported as compensation expense in the current quarter has been estimated using the Black-Scholes Option Pricing Model. A total of 185,000 options vested during the quarter. Stock-based compensation expense of $28,410 was recorded during the current quarter (2003 – nil). The assumptions used to determine the fair value of the stock options that were granted during the first and second quarters of 2004 and that vested during the second quarter are set out in the following table:

	Granted in First	Granted in Second
	Quarter 2004	Quarter 2004

Risk free interest rate	3.64%	3.78%
Volatility	132.3	124.2
Term (in years)	5	5
Vesting terms	25% per quarter	Fully vested

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements
(Prepared by management)

6.	SHARE CAPITAL (continued)

a)	Stock options (continued)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

b)	Warrants outstanding at June 30, 2004 are summarized as follows:

Number	Exercise Price	Expiry
Outstanding	$	Date
82 ,987	0.65	July 2, 2004
89,000	0.62 (1)	April 28, 2005
3,100,000	0.30	December 9, 2005
3,271,987

Note: Exercise price of these warrants increased from $0.52 per share on April 28, 2004

7.	LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the period. Diluted loss per share has not been calculated as it is anti-dilutive.

8.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid companies controlled by Company officers an aggregate of $23,500 (2003 – $8,800) for management and administrative services.

9.	SUPPLEMENTARY NOTES

As at August 25, 2004, there were 31,653,454 common shares outstanding. There were also 3,000,000 options outstanding with exercise prices ranging from $0.19 to 0.55 per share and expiry dates extending to April 15, 2009 and 3,189,000 warrants outstanding with exercise prices ranging from $0.30 to $0.62 per share and expiry dates extending to December 9, 2005.